ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

December 10, 2013

United States Securities and Exchange Commission
Washington, DC 20549

Attn: William H. Thompson, Accounting Branch Chief
RE: ADB International Group, Inc.
File No. 000-54862

Form 8-K as filed on April 9, 2013

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated April 11, 2013, with respect to the above-referenced Exchange Act Form 8 filing by ADB International Group, Inc. (the “Company”). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Item 4.01 Change in Registrant's Certifying Accounts
(a) Dismissal of Independent Registered Public Accounting Firm Previously Engaged as Principal Accountant

Comment 1. Please revise your disclosure to state whether MFC's report on your financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, and was qualified or modified as to uncertainty, audit scope or accounting principles; and also describe the nature of each such adverse, disclaimer of opinion, modification or qualification. Refer to paragraph WO )(ii) of Item 304 of Regulation S-K.
Response 1. We have revised our disclosure as follows: Other than the going concern uncertainty, MFC’s audit report on the Company’s financial statements for the year ended December 31, 2011 and 2011 did not contain an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.
Comment 2. Please revise your disclosure in the fourth paragraph to state whether there were any disagreements with MFC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of MSC, would have caused MFC to make reference to the subject matter of the disagreements in connection with its report, or reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation of MFC. If there were any disagreements and/or reportable events during the two most recent fiscal years and any subsequent interim period preceding the resignation of MFC, please provide the disclosures required by paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-X to the extent applicable.
Response 2. We have revised our disclosure as follows: During the year ended December 31, 2011 and 2010 and any subsequent interim period through January 30, 2013, the date of determination not to reengage MFC, there were no disagreements with MFC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to MFC’s satisfaction, would have caused MFC to make reference to the subject matter of the disagreements in connection with their report on the Company’s financial statements for such years; and there were not reportable events, as listed in Item 304(a)(l)(v) of Regulation S-K.
Item 9.01 Financial Statements and Exhibits

Comment 3. Please file an updated letter from MFC as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.
Response 3. We have included as exhibit 16 an updated letter from MFC.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company’s disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Shahar Ginsberg, CEO